KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                    FOR THE MONTH ENDING SEPTEMBER 30, 2000





                           STATEMENT OF INCOME (LOSS)
                           --------------------------
TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        ($508,470.51)
Change in Unrealized Gain/(Loss)                                     $ 79,531.03
Gain/(Loss) on Other Investments                                     $  1,639.49
Brokerage Commission                                                ($171,715,45)
                                                                    ------------
Total Trading Income                                                 $599,015.44

EXPENSES

Audit Fees                                                           $      0.00
Administrative and Legal Fees                                        $  8,805.25
Management Fees                                                      $      0.00
Incentive Fees                                                      ($ 19,285.46)
Other Expenses                                                       $      0.00
                                                                    ------------
Total Expenses                                                      ($ 10,480.21)


INTEREST INCOME                                                      $ 87,538.95


NET INCOME (LOSS) FROM THE PERIOD                                   ($500,996.28)
                                                                    ============



                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)



Beginning of Month                                                $18,732,593.08
Addition                                                          $   322,400.00
Withdrawal                                                       ($   879,680.23)
Net Income/(Loss)                                                ($   500,996.28)
                                                                 ---------------
Month End                                                         $17,674,316.57

Month End NAV Per Unit                                            $        91.01

Monthly Rate of Return                                                     -2.67%
Year to Date Rate of Return                                                -8.60%


To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

KENMAR GLOBAL TRUST
SEPTEMBER 2000 SUMMARY



rattled the Australian dollar, which fell to a record low before recovering at month end. Meanwhile, gains in U.S. interest rate markets failed to offset unprofitable positions in Canadian, European and Pacific Rim markets. Elsewhere, KGT recorded declines in agricultural commodities and meats. Positions in sugar were unprofitable as prices rose on a large order in the sugar market by Egypt only to fall back again at month-end. Performance in energies and metals was essentially flat. Combined, these declines offset profitable positions in global stock indices, including Hong Kong's Hang Seng Index which suffered a decline of 9.8%, the largest in the region, on declining technology stocks.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ Esther Eckerling Goodman
Esther Eckerling Goodman
Chief Operating Officer and Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust





PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

KENMAR GLOBAL TRUST
SEPTEMBER 2000 SUMMARY

October 11, 2000

Kenmar Global Trust (KGT) ended September down 2.7% net of fees and expenses. There were no large gains or losses for the period. On the positive side, KGT generated profits in futures on global stock indices, even as the indices themselves declined. These gains, however, were offset by unprofitable positions in other sectors traded. The Net Asset Value per Unit of KGT was $91.01 as of September 30, 2000.

MARKET OVERVIEW

September was notable, less for the ups and downs of free markets, than for the determination of governments to interfere in two of them. Within the same 24-hour period, the Group of Seven countries intervened in currency markets to support the euro and the U.S. government announced its decision to release oil from strategic reserves to dampen soaring energy prices. The immediate impact gave government officials reason to cheer. Thereafter, the euro gave back a portion of that appreciation, but crude prices continued to trade at lower levels. Meanwhile, global equity markets reflected the gathering clouds in the economic outlook: a weak euro, rising oil prices and disappointing third quarter earnings reports. Performance was dismal in most stock markets, at least when compared to the strong gains of August. In general, bond prices followed the gyrations of the equity markets. U.S. long bond investors fretted over high oil prices and the impact on U.S. inflation numbers, pushing bond prices lower. Government intervention brought some relief, but the long bond still ended lower for the month. Elsewhere, prospects for an OPEC-like cartel of coffee producers, which would limit production, sent coffee prices soaring despite ample world inventories.

PERFORMANCE SUMMARY

In the currency markets, KGT performance was negatively impacted by positions largely in euro, Australian and Canadian dollars. The euro reached record lows against the U.S. dollar, reflecting the continuous outflow of European capital into the U.S. Persistent U.S. dollar strength also






ALLOCATION OF ASSETS TO ADVISORS

                       OCT 1             SEPT 1
                        2000               2000
                        ----               ----
Beacon                    5%                 6%
Bridgewater              29%                33%
C-View                    6%                 0%
Grinham                  24%                24%
Sunrise                  18%                17%
Transferred              18%                20%




PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS